EXHIBIT 21.1

Subsidiaries of On Command Corporation	State of Incorporation	Other Business Names
Hotel Digital Network, Inc.	California	Instant Media Network
On Command Development Corporation	Delaware	None
On Command Video Corporation	Delaware	None
OCV Iberia S.A.	Spain	None
On Command Europe Limited	England and Wales	On Command Video Limited
Spectradyne International, Inc	Delaware	None
On Command Argentina S.R.L.	Argentina	None
Spectravision, Inc.	Texas	Spectradyne, Inc.
On Command Canada, Inc.	Ontario, Canada	None